Filed Pursuant to Rule 424(b)(3)

Registration No. 333-138444

COLE CREDIT PROPERTY TRUST II, INC.

SUPPLEMENT NO. 6 DATED OCTOBER 1, 2008

TO THE PROSPECTUS DATED APRIL 30, 2008

This document supplements, and should be read in conjunction with, the prospectus of Cole Credit Property Trust II, Inc. dated April 30, 2008, Supplement No. 3 dated July 29, 2008, Supplement No. 4 dated August 18, 2008 and Supplement No. 5 dated September 4, 2008. Supplement No. 3 superseded and replaced all previous supplements to the prospectus. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to describe the status of the offering of shares in Cole Credit Property Trust II, Inc.

Status of Our Public Offerings

As of September 30, 2008, we had approximately 27.8 million shares available for sale (excluding shares offered pursuant to our distribution reinvestment plan) in our follow-on offering, or approximately $278.2 million. Based on the shares currently available, we anticipate the offering will close to new investments on or about November 30, 2008.

If all of the shares we are offering pursuant to the follow-on offering have not been sold by May 11, 2009, we may extend the offering as permitted under applicable law. In addition, at the discretion of our board of directors, we may elect to extend the termination date of our offering of shares reserved for issuance pursuant to our distribution reinvestment plan until we have sold all shares allocated to such plan through the reinvestment of distributions, in which case participants in the plan will be notified. The followon offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time prior to the stated termination date.

We commenced our initial public offering on June 27, 2005. We terminated our initial public offering on May 22, 2007. We issued a total of 54,838,315 shares in our initial public offering, including 53,909,877 shares sold in the primary offering and 928,438 shares sold pursuant to our distribution reinvestment plan, resulting in gross offering proceeds to us of approximately $547.4 million.

We commenced our follow-on offering of shares of our common stock on May 23, 2007. Pursuant to the follow-on offering, we are offering up to 143,050,000 shares in a primary offering and up to 6,000,000 shares pursuant to our distribution reinvestment plan. As of September 30, 2008, we had accepted investors’ subscriptions for, and issued, approximately 120,580,963 shares of our common stock in the follow-on offering, including approximately 115,226,930 shares sold in the primary offering and approximately 5,354,033 shares sold pursuant to our distribution reinvestment plan, resulting in gross proceeds to us of approximately $1.2 billion. Combined with our initial public offering, we had received a total of approximately $1.7 billion in gross offering proceeds as of September 30, 2008.

On September 18, 2008, we registered 30,000,000 additional shares to be offered pursuant to our distribution reinvestment plan in a Registration Statement on Form S-3. We will stop offering shares under the distribution reinvestment plan portion of our follow-on offering before we begin offering shares under the Registration Statement on Form S-3.